Filed pursuant to Rule 433 Registration Statement No. 333-218604-02 FINANCIAL PRODUCTS FACT SHEET (U4597)

Offering Period: February 3, 2020 – February 24, 2020

Contingent Coupon Autocallable Yield Notes due November 29, 2021

Linked to the Performance of the Lowest Performing of the S&P 500® Index and the EURO STOXX® Banks Index

Product Terms

•	If these securities have not been previously automatically redeemed and if a Coupon Barrier Event has not occurred on an Observation Date, we will pay a contingent coupon in an amount expected to be at least $17.50 (equivalent to approximately 7.00% per annum) per $1,000 principal amount of securities** on the immediately following Contingent Coupon Payment Date; if a Coupon Barrier Event has occurred on an Observation Date, no contingent coupon will be paid with respect to that Observation Date. Contingent coupons should not be viewed as ordinary periodic interest payments.

•	If a Trigger Event occurs, the securities will be automatically redeemed and you will receive a cash payment equal to the principal amount of the securities you hold plus the contingent coupon payable on the immediately following Contingent Coupon Payment Date.

•	If these securities have not been previously automatically redeemed, if a Knock-In Event has not occurred, you will receive the principal amount of the securities you hold at maturity.

•	If these securities have not been previously automatically redeemed, if a Knock-In Event has occurred, you will be fully exposed to any depreciation in the Lowest Performing Underlying. You could lose your entire investment.

•	Any payment on the securities is subject to our ability to pay our obligations as they become due.

Issuer*:	Credit Suisse AG ("Credit Suisse"), acting through its London branch
Trade Date:	Expected to be February 25, 2020
Settlement Date:	Expected to be February 28, 2020
Underlyings:	The S&P 500® Index and the EURO STOXX® Banks Index.
Contingent Coupons**:	If these securities have not been previously automatically redeemed and if a Coupon Barrier Event has not occurred on an Observation Date, we will pay a contingent coupon in an amount expected to be at least $17.50 (equivalent to approximately 7.00% per annum) per $1,000 principal amount of securities on the immediately following Contingent Coupon Payment Date; if a Coupon Barrier Event has occurred on an Observation Date, no contingent coupon will be paid with respect to that Observation Date.
Contingent Coupon Payment Dates***:	Approximately quarterly, beginning on May 28, 2020, to and including the Maturity Date.
Coupon Barrier Event:	Occurs if, on any Observation Date, the closing level of any Underlying on such Observation Date is less than its Coupon Barrier Level.
Coupon Barrier Level**:	For each Underlying, approximately 70% of the Initial Level of such Underlying.
Observation Dates***:	Approximately quarterly, beginning on May 22, 2020, to and including the Valuation Date.
Trigger Event:	Occurs if, on any Trigger Observation Date, the closing level of each Underlying on such Trigger Observation Date is equal to or greater than its respective Trigger Level.
Trigger Observation Dates***:	Approximately quarterly, beginning on August 25, 2020, to but excluding the Valuation Date.
Trigger Level**:	For each Underlying, approximately 100% of the Initial Level of such Underlying.
Automatic Redemption:	If a Trigger Event occurs, the securities will be automatically redeemed and you will receive a cash payment equal to 100% of the principal amount of securities you hold, and any applicable contingent coupon on the corresponding Contingent Coupon Payment Date.
Knock-In Level**:	For each Underlying, approximately 70% of the Initial Level of such Underlying.
Knock-In Event:	Occurs if the Final Level of any Underlying is less than its Knock-In Level.
Initial Level:	For each Underlying, the closing level of such Underlying on the Trade Date.
Final Level:	For each Underlying, the closing level of such Underlying on the Valuation Date.
Redemption Amount:	If these securities have not been previously automatically redeemed, for each $1,000 principal amount of securities, if (a) a Knock-In Event has occurred, $1,000 x (1 + the Security Performance Factor); (b) a Knock-In Event has not occurred, $1,000.
Security Performance Factor	The Security Performance Factor is expressed as a percentage and is equal to the lesser of (i) zero and (ii) the Underlying Return of the Lowest Performing Underlying.
Lowest Performing Underlying:	The Underlying with the lowest Underlying Return.
Underlying Return:	For each Underlying, an amount calculated as follows: (Final Level – Initial Level) / Initial Level
Valuation Date:	November 23, 2021
Maturity Date:	November 29, 2021
CUSIP:	22551NNB8
Fees:	Certain fiduciary accounts may pay a purchase price of at least $978.75 per $1,000 principal amount of securities. Credit Suisse Securities (USA) LLC and any agent (the “Agents”) may receive varying discounts and commissions of up to $21.25 per $1,000 principal amount of securities. The Agents may re-allow some or all of the discount on the principal amount per security on sales of such securities by other brokers or dealers. CSSU or another broker or dealer will forgo some or all discounts and commissions with respect to the sales of securities into certain fiduciary accounts.

Credit Suisse currently estimates the value of each $1,000 principal amount of the securities on the Trade Date will be between $950 and $980 (as determined by reference to its pricing models and the rate it is currently paying to borrow funds through issuance of the securities (its “internal funding rate”)). A single estimated value reflecting final terms will be determined on the Trade Date.

* As used in this document, references to "we" or "our" are to Credit Suisse AG, as Issuer.

** To be determined on the Trade Date.

*** Please see the accompanying preliminary pricing supplement for specific dates.

Certain Product Characteristics

•	Automatic Redemption if a Trigger Event occurs.

•	Contingent coupon expected to be at least $17.50 (equivalent to approximately 7.00% per annum).**

•	Coupon Barrier Level of approximately 70% of the respective Initial Level for each Underlying.

•	Subject to a Knock-In Event, return of principal.

•	If a Knock-In Event has occurred, full downside participation in the depreciation of the Lowest Performing Underlying.

•	Knock-In Level of approximately 70%** of the respective Initial Level for each Underlying.

Hypothetical Returns at Maturity

Underlying Return of the Lowest Performing Underlying	Security Performance Factor	Redemption Amount per $1,000 Principal Amount (1)(2)(3)
50%	0%	$1,000
40%	0%	$1,000
30%	0%	$1,000
20%	0%	$1,000
10%	0%	$1,000
0%	0%	$1,000
–10%	–10%	$1,000
–20%	–20%	$1,000
–30%	–30%	$1,000
–31%	–31%	$690
–40%	–40%	$600
–50%	–50%	$500
(1)	Does not include any contingent coupon payments on the securities.

(2)	The hypothetical Redemption Amounts set forth above are for illustrative purposes only and may not be the actual returns applicable to you. The numbers appearing in the table have been rounded for ease of analysis.

(3)	Assumes a Knock-In Level of 70%**

Certain Product Risks

•	Your investment may result in a loss of up to 100% of the principal amount of securities you hold. If a Knock-In Event has occurred, you will be fully exposed to any depreciation in the Lowest Performing Underlying. Regardless of the amount of any payment you receive on the securities, your actual yield may be different in real value terms.

•	The securities will not pay more than the principal amount of securities you hold plus contingent coupons, if any.

•	The securities do not provide for regular fixed interest payments. If a Coupon Barrier Event has occurred on an Observation Date, no contingent coupon will be paid with respect to that Observation Date.

•	Contingent coupons, if any, are paid on a periodic basis and are based solely on the closing levels of the Underlyings on the specified Observation Dates.

•	More favorable terms to you are generally associated with an Underlying with greater expected volatility and therefore can indicate a greater risk of loss. You should therefore understand that a relatively higher contingent coupon may indicate an increased risk of loss.

•	The value of the securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse.

•	The securities are subject to Automatic Redemption, which exposes you to reinvestment risk and may limit your ability to be paid contingent coupons over the full term of the securities.

(See "Additional Risk Considerations" on the next page)

FINANCIAL PRODUCTS

FACT SHEET

Offering Period: February 3, 2020 – February 24, 2020

Contingent Coupon Autocallable Yield Notes due November 29, 2021

Linked to the Performance of the Lowest Performing of the S&P 500® Index and the EURO STOXX® Banks Index

Additional Risk Considerations

•	The Redemption Amount will be less than the principal amount of securities you hold even if a Knock-In Event has occurred with respect to only one Underlying. The securities are exposed equally to risk of fluctuations in the levels of the Underlyings to the same degree for each Underlying.

•	Some or all of the assets included in the EURO STOXX® Banks Index are issued by foreign companies and trade in foreign securities markets. Investments in the securities therefore involve risks associated with the securities markets in those countries, including risks of volatility in those markets, government intervention in those markets and cross shareholdings in companies in certain countries.

•	The closing level of the EURO STOXX® Banks Index will not be adjusted for changes in exchange rates relative to the U.S. dollar even though the equity securities included in the EURO STOXX® Banks Index are traded in a foreign currency and the securities are denominated in U.S. dollars.

•	All of the stocks included in the EURO STOXX® Banks Index are issued by companies in a single sector. As a result, the stocks that will determine the performance of the EURO STOXX® Banks Index are concentrated in a single sector.

•	Prior to maturity, costs such as concessions and hedging may affect the value of the securities.

•	Credit Suisse currently estimates that the value of the securities on the Trade Date will be less than the price you pay for the securities, reflecting the deduction of underwriting discounts and commissions and other costs of creating and marketing the securities.

•	If on the Trade Date the internal funding rate we use in structuring notes such as these securities is lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”), we expect that the economic terms of the securities will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the securities.

•	As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks.

•	Liquidity – The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.

•	Potential Conflicts – We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and as agent of the Issuer of the securities, hedging our obligations under the securities and determining the estimated value of the securities. The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.

•	The securities will be affected by a number of economic, financial, political, regulatory, and judicial factors that may either offset or magnify each other.

•	As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions with respect to the equity securities comprising the Underlyings. Your return on the securities will not reflect the return you would realize if you actually owned the equity securities that comprise the Underlyings.

•	The U.S. federal tax consequences of an investment in the securities are unclear.

The risks set forth in the section entitled “Certain Product Risks” on the preceding page and this section “Additional Risk Considerations” are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Certain Product Risks” and “Additional Risk Considerations” sections herein, the “Selected Risk Considerations” section in the preliminary pricing supplement and the “Risk Factors” section in the product supplement, which set forth risks related to an investment in the securities.

Additional Information

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated January 31, 2020, Underlying Supplement dated April 19, 2018, Product Supplement No. I–B dated June 30, 2017, Prospectus Supplement dated June 30, 2017 and Prospectus dated June 30, 2017, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. If the terms described in the applicable preliminary pricing supplement are inconsistent with those described herein, the terms described in the applicable preliminary pricing supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1-800-221-1037.

This fact sheet is a general description of the terms of the offering. Please see the full description in the applicable preliminary pricing supplement:

https://www.sec.gov/Archives/edgar/data/1053092/000095010320001619/dp120281_424b2-u4597.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the preliminary pricing supplement.